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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Farrell, James W. (Last) (First) (Middle)		Illinois Tool Works Inc. (ITW)

	Illinois Tool Works Inc. 3600 West Lake Avenue (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			October 22, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Glenview, IL 60025 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman & CEO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)		6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													17,965	*		I		(1)

	Common Stock													27,960	**		I		(2)

	Common Stock		10/22/02				S			1,786	D	1,200 @ 61.69 486 @ 61.63 100 @ 61.60		None			I		(3)

	Common Stock													6,855			I		(4)

	Common Stock													164			I		(5)

* Includes 5,000 shares not previously reported due to record keeping error

**3,200 shares deducted due to record keeping error

(1) Held in Revocable Trust

(2) Shares held in JM Investment Partners L.P.

(3) Shares held by my wife as to which I disclaim beneficial ownership

(4) Shares allocated to my account in the Illinois Tool Works Inc. Savings & Investment Plan -- Information reported as of October 21, 2002

(5) Shares held by my son as to which I disclaim beneficial ownership.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (Right to Buy)		34.59

	Employee Stock Option (Right to Buy)		54.62

	Employee Stock Option (Right to Buy)		33.375

	Employee Stock Option (Right to Buy)		33.375

	Employee Stock Option (Right to Buy)		58.25

	Employee Stock Option (Right to Buy)		65.50

	Employee Stock Option (Right to Buy)		55.875

	Employee Stock Option (Right to Buy)		62.25

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	11/23/99	5/4/09		(1)					606		D

	2(a)	12/12/07							100,000		D

	3(a)	5/3/06							38,504		D

	3(a)	5/3/06							311,496		I		(4)

	2(b)	12/11/08							100,000		D

	2(c)	12/17/09							200,000		D

	2(d)	12/15/10							450,000		D

	2(e)	12/14/11							400,000		D

Explanation of Responses:

(1) Options received for options for 75 shares of Premark International Inc. pursuant to merger with ITW

(2) Options vest in 4 equal annual installments beginning 1 year from date of grant: (a) 12/12/97 (b) 12/11/98 (c) 12/17/99 (d) 12/15/00
      (e) 12/14/01

(3) Options vest in five equal annual installments beginning 1 year from date of grant: (a) 5/3/96

(4) Transfer of options that were previously owned by me to JM Investment Partners L.P.

W. James Farrell By Stewart S. Hudnut, Senior Vice President, General Counsel & Secretary	10/23/2002
**Signature of Reporting Person Attorney-in-fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.